SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005,

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No  ☒

Table of Contents

Press Release of 2 June, 2005 – Coca-Cola Hellenic Bottling Company S.A. announces completion of the Bankia acquisition in Bulgaria.

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A

Announces completion of the Bankia acquisition in Bulgaria

Athens, Greece – 2 June 2005 - Coca-Cola Hellenic Bottling Company S.A.  (Coca-Cola HBC, CCHBC), announced today the completion of its acquisition of the Bulgarian mineral water company, Bankia.

Bankia’s assets include production facilities located just outside the Bulgarian capital of Sofia and the natural mineral water brand Bankia.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts: Coca-Cola HBC – Investor Relations Melina Androutsopoulou Thalia Chantziara	Tel: +30 210 618 3100 e-mail: investor.relations@cchbc.com

European Press Contact: Financial Dynamics Athens Alastair Hetherington	Tel: (+30) 210 725 8194 Mobile: (+30) 694 775 2284 e-mail: alastair.hetherington@fd.com

US Press Contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514 www.coca-colahbc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date: June 2, 2005